Exhibit 99.1

ARIS MINING REPORTS Q1 2025 GOLD PRODUCTION
ACHIEVING 8% YEAR-OVER-YEAR GROWTH

Vancouver, Canada, April 8, 2025 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) reports gold production of 54,763 ounces (oz) for the first quarter of 2025 (Q1 2025), with 47,549 oz from Segovia and 7,214 oz from the Marmato Upper Mine.

Q1 2025 Gold Production Highlights:

•	Positive trends across both the Segovia and Marmato operations, with a total gold production of 54,763 oz in Q1 2025, up 8% compared to 50,767 oz in Q1 2024.
•	Q1 2025 production reflects strong operational momentum heading into 2025. With the commissioning of the expanded Segovia processing facility on track for Q2 2025, additional production growth is anticipated in the coming quarters.
•	Aris Mining’s 2025 full-year production guidance is between 230,000 to 275,000 oz, with Segovia expected to produce 210,000 to 250,000 oz and the Marmato Upper Mine expected to contribute 20,000 to 25,000 oz.

Chart 1: Q1 2025 Gold Production (oz) Year-over-Year

*The Q1 2025 results provided in this news release are approximate and may differ from the final results to be included in the Company’s 2025 interim financial statements and MD&A, which the Company expects to release in early May 2025.

Neil Woodyer, CEO of Aris Mining, commented “We kicked off 2025 with strong momentum, highlighting our ability to effectively execute while advancing major growth initiatives. Q1 production came in slightly ahead of our budget target reflecting a solid operational start to the year. With the expanded Segovia processing facility set to be commissioned this quarter, we are well on track to deliver on our full-year production guidance of 230,000 to 275,000 oz.”

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Chart 2: Segovia Operations – Quarterly Production Data

Operating Information	Q1 2025	Q1 2024	Q2 2024	Q3 2024	Q4 2024	FY 2024
Tonnes processed (kt)	167	154	156	167	168	645
Tonnes per day (tpd)	1,966	1,817	1,834	1,940	1,949	1,885
Average gold grade processed (g/t)	9.37	9.42	9.14	9.23	9.84	9.41
Recoveries (%)	96.1%	95.6%	96.0%	95.9%	96.6%	96.0%
Gold produced (ounces)	47,549	44,908	43,705	47,493	51,477	187,583
Gold sold (ounces)	47,390	45,288	43,366	48,059	50,409	187,122

Chart 3: Marmato Upper Mine – Quarterly Production Data

Operating Information	Q1 2025	Q1 2024	Q2 2024	Q3 2024	Q4 2024	FY 2024
Tonnes processed (kt)	74	62	61	70	60	254
Average gold grade processed (g/t)	3.32	3.27	3.18	3.06	3.61	3.28
Recoveries (%)	91.7%	90.2%	89.2%	89.4%	90.7%	89.9%
Gold produced (ounces)	7,214	5,859	5,511	6,115	5,887	23,372
Gold sold (ounces)	6,891	5,756	6,103	5,710	5,925	23,494

*The Q1 2025 results provided in this news release are approximate and may differ from the final results to be included in the Company’s 2025 interim financial statements and MD&A, which the Company expects to release in early May 2025.

About Aris Mining

Founded in September 2022, Aris Mining was established with a vision to build a leading Latin America-focused gold mining company. Our strategy blends current production and cashflow generation with transformational growth driven by expansions of our operating assets, exploration and development projects. Aris Mining is listed on the TSX (ARIS) and the NYSE-A (ARMN) and is led by an experienced team with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

Aris Mining operates two underground gold mines in Colombia: the Segovia Operations and the Marmato Upper Mine, which together produced 210,955 ounces of gold in 2024. With expansions underway, Aris Mining is targeting an annual production rate of more than 500,000 ounces of gold following the ramp-up of the Segovia mill expansion, expected during the second half of 2025, and the new Marmato Lower Mine, which is expected to start ramping up production in the second half of 2026. In addition, Aris Mining operates the 51% owned Soto Norte joint venture, where studies are underway on a new, smaller scale development plan, with results expected in mid-2025. In Guyana, Aris Mining owns the Toroparu gold/copper project, further diversifying its asset portfolio.

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Colombia is rich in high-grade gold deposits and Aris Mining is actively pursuing partnerships with the Country’s dynamic small-scale mining sector. With these partnerships, we enable safe, legal, and environmentally responsible operations that benefit both local communities and the industry.

Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063	Lillian Chow Director, Investor Relations & Communications info@aris-mining.com

Forward-Looking Information

This news release contains “forward-looking information” or “forward-looking statements” within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, are forward-looking statements, including, without limitation, statements relating to the timeline and potential benefits of the expanded Segovia processing facility; the Company’s 2025 production guidance; and statements included in the “About Us” section of this news release relating to the Segovia Operations, the new Marmato Lower Mine and the Soto Norte project. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will continue” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled “Risk Factors” in Aris Mining's Annual Information Form dated March 12, 2025 which is available on SEDAR+ at www.sedarplus.ca and in the Company's filings with the SEC at www.sec.gov. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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